UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number 001-33922

DRYSHIPS INC.

109 Kifissias Avenue and Sina Street
151 24, Marousi
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On December 23, 2016, DryShips Inc. (the "Company") entered into a Common Stock Purchase Agreement (the "Purchase Agreement") with Kalani Investments Limited ("Kalani"), pursuant to which the Company may sell up to $200.0 million of shares of its common stock, par value $0.01 (the "Offered Shares") to Kalani over a period of 24 months, subject to certain limitations. In consideration for entering into the Purchase Agreement, the Company has also agreed to issue up to $1.5 million of shares of its common stock, par value $0.01 to Kalani as a commitment fee (the "Commitment Shares," and together with the Offered Shares, the "Shares").
The Shares will be offered and sold pursuant to a shelf registration statement on Form F-3 (File No. 333-202821) that was filed with the U.S. Securities and Exchange Commission ("SEC") and became effective on May 7, 2015 and the prospectus supplement relating to the Shares filed with the SEC on December 27, 2016.
Attached to this report on Form 6-K as Exhibit 1.1 is a copy of the Purchase Agreement.
Attached to this report on Form 6-K as Exhibit 5.1 is the opinion of Seward & Kissel LLP relating to the Shares.
Attached to this report on Form 6-K as Exhibit 99.1 is a press release of DryShips Inc. dated December 27, 2016: DryShips Inc. Enters into $200 Million Common Stock Purchase Agreement with Kalani Investments Limited.
The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-202821) that was filed with the SEC and became effective on May 7, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: December 27, 2016	By: /s/ George Economou
George Economou Chief Execute Officer